K R A M E R  L E V I N  N A F T A L I S & F R A N K E L  LLP



                                    December 22, 2005


Division of Corporate Finance
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attn:  Larry Spirgel

Re:         ECtel Ltd.
            Form 20-F For Fiscal Year Ended December 31, 2004
            Filed June 28, 2005
            File No. 000-30348
            -------------------------------------------------

Dear Mr. Spirgel:

            On behalf of our client, ECtel Ltd. (the "Company"), we provide the Company's responses to the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in its letter to the Company, dated November 21, 2005 (the "Comment Letter"), with respect to the Company's Annual Report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

            This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Risks Related to Our Business and Our Industry, page 8

1. In view of the risk factors disclosed, please tell us in more detail why you believe the sale of your government surveillance business qualifies as discontinued operations. Provide us with an analysis of the criteria specified in paragraph 42 of SFAS 144 and SAB 5(E).

      In February 2004, the Company sold its government surveillance business to Verint Systems. The divestiture of the Company's government surveillance business entailed:

      o     The legal transfer of technology required for the segment.
      o     Transfer or termination of employees involved in the segment.
      o Transfer of fixed assets required for the performance of the business.

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December 22, 2005
Page 2


      o     Transfer of inventory related to the business.

      As part of the transaction, the Company remained the named party on a number of contracts which required additional performance, including for warranty and other remaining services. With respect to these contracts, the customers consented to the performance by Verint of all the remaining obligations of ECtel under the contracts. The customers also agreed to communicate directly with Verint in connection with the performance of the contracts by Verint. The Company, however, may be liable to the customer in the event that Verint does not perform as required under these agreements. In the event that the Company suffers damages as a result of Verint's non-performance, the Company would have indemnification rights against Verint. As noted by the Staff, the Company included a risk factor in its Form 20-F which addressed this potential exposure.

      SAB 5(E) states:

            "In assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.

            When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable. Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership".

      As a result of the transactions described above, the Company did not retain any interest or any active involvement in the government surveillance business. The Company has no veto, managerial or other control over the disposed business, the performance of customer contracts or the relationships with the customers. Under the sale agreement, the Company has no right to influence, in any way, the disposed segment activities, and has not, nor does it have any plans to be, involved in the disposed business. As part of the transactions, the Company entered into extensive non-compete undertakings which prohibit the Company from engaging in the disposed business. The Company did retain potential liability under certain of the customer contracts, for which the Company should be fully indemnified by Verint as noted above. The Company nevertheless believed that it would be prudent to detail the risk in the risk factor section of the Form 20-F.

      Paragraph 42 of SFAS 144 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in

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K R A M E R  L E V I N  N A F T A L I S & F R A N K E L  LLP


December 22, 2005
Page 3


      discontinued operations in accordance with paragraph 43, if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

      EITF 03-13 discusses, among other things, which cash flows are to be considered in determining whether cash flows have been or will be eliminated and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed components.

      The approach for assessing whether cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity focuses on whether continuing cash flows are direct or indirect cash flows. Cash flows of the component would not be eliminated if the continuing cash flows are considered direct cash flows. According to EITF 03-13, direct cash flows include gross cash flows that are directly associated with the revenue-producing and cost-generating activities of an entity.

      A disposed business would be deemed to generate continuing cash flows if one of the following exists: (i) the company continues to recognize revenues or incur costs that would have been generated by the disposed component absent the transaction or (ii) the company continues to generate revenue or incur costs through its active involvement in the disposed component. Since the time of the sale of the business to Verint, the Company has not generated any revenue or incurred any costs that would otherwise have been generated or incurred by the disposed unit. All revenues and related costs under the disposed component are generated and incurred by Verint. Also, there is no continuation of the business through sales of similar products or services through any related party, as defined in SFAS 57. This would be prohibited by the Company's non-compete obligations entered into in connection with the sale of the business. In addition, as described above, the Company has no continued involvement in the operation of the disposed component.

      Based on the foregoing analysis, the Company concluded that the sale of the business operation resulted in a divestiture for accounting purposes under the criteria specified in SAB 5(E) and Paragraph 42 of SFAS 144. As a result, the Company excluded the government surveillance business from continuing operations and included it in discontinued operations in the Statement of Income.

Goodwill and other intangible assets, page 34

2. We note that your circumstances required you to test for goodwill impairment in June 2003 and 2004. You state that you "believe that there is currently no need for

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December 22, 2005
Page 4


      additional analysis". You are required to test for goodwill impairment annually under paragraph 26 of FAS 142. Please tell us how your accounting policy complies with this paragraph. Also, tell us the nature of your $3.4 million Verint purchase agreement liability. In future filings, correct your reference to "amortize."

      SFAS 142 states that goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances.

      The annual goodwill impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year. The Company established June 30, as the annual goodwill impairment test date and has performed this test at this date every year.

      According to paragraph 28 of SFAS 142, goodwill of a reporting unit shall be tested for impairment between annual tests (June 30 of each year in the Company's case) if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company reviewed the circumstances described in paragraph 28 of SFAS 142 at December 31, 2004 and concluded that no event occurred which indicated reduction of fair value of the reporting unit below the carrying amount.

      The nature of the $3.4 million Verint purchase agreement liability is comprised of the part of the agreement with Verint under which the Company agreed to compensate Verint for the performance of certain services, as discussed above in the Company's response to Comment Number 1. In connection with this agreement, at the time of the closing of the transaction, the Company recorded an appropriate provision for the performance of these obligations (see Note 14C to the financial statements). At December 31, 2004, $3.4 million represented the balance of this provision. These liabilities are reflected as amounts owing to Verint under the agreement.

      We note your comment and will correct the reference to "amortize" in our future fillings.

Consolidated Statements of Cash Flows, page F-6

3. Please separately present the cash flows from operating, investing and financing activities related to your discontinued operations.

      SFAS 95 states that statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those cash flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents. Footnote 10 to SFAS 95 states that separate disclosure of cash flows pertaining to extraordinary items or discontinued operations in those categories is not required. The Company included cash flows of

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K R A M E R  L E V I N  N A F T A L I S & F R A N K E L  LLP


December 22, 2005
Page 5


      discontinued operations in the consolidated statements of cash flows under net cash used in operating activities. The amount related to discontinued operations shown in the cash flow statement, which is an adjustment to reconcile net income to cash provided by operating activities, relates to operating income from discontinued operations and such amount does not include any investing or financing cash flows. Net cash provided by investing activities related to the discontinued operations amount to $35 million, representing the proceeds from the disposal of the discontinued operations. This amount is set forth under cash flows from investing activities. There were no cash flows from financing activities related to the discontinued operations. As a result of the foregoing, the Company would propose to not change the Consolidated Statement of Cash Flows.

            In connection with responding to the Comment Letter, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (b) Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call Ernest S. Wechsler at (212) 715-9211.



                                    Best regards,


                                    /s/ Ernest S. Wechsler
                                    ----------------------------
                                    Ernest S. Wechsler


cc:   Hadar Solomon